UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42263

Pheton Holdings Ltd

Room 306, NET Building,

Hong Jun Ying South Road, Chaoyang District,

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Information Contained in this Form 6-K Report

Entry into an Advisory Services Agreement.

On August 28, 2025, Pheton Holdings Ltd (the “Company”) entered into an Advisory Services Agreement (the “Agreement”) with Comane International Group Ltd, a company organized under the laws of the British Virgin Islands (“Consultant”) and controlled by a third-party. Pursuant to the Agreement, the Company engaged Consultant to provide advisory services to the Company with respect to mergers and acquisitions strategies and general corporate development matters, including but not limited to conducting market research, evaluating and implementing capital restructuring plans, advising on transaction structuring, valuation analysis and due diligence support, facilitating communications with relevant government agencies to obtain necessary approvals, and coordinating with other professional parties.

The term of the Agreement is five (5) years. As consideration for such services, the Company agreed to issue to Consultant warrants (the “Warrants”) to purchase up to 4,000,000 Class A ordinary shares of the Company, with an exercise price of US$0.80 per share and an expiration date of five (5) years from the date of issuance. The Warrants are not exercisable until six (6) months after the date of the Agreement and may only be exercised upon the written consent of the Company’s Chief Executive Officer, who will determine in good faith, after consultation with the Board of Directors if deemed necessary, whether the Consultant has satisfactorily performed its advisory services under the Agreement.

Either party may terminate the Agreement upon not less than thirty (30) days’ prior written notice. In the event of termination, any Warrants that remain unexercised shall be returned to the Company and cancelled. If any unearned portion of the Warrants (calculated on a straight-line, monthly pro rata basis over the original five-year term) has already been exercised, the treatment of such exercised Warrants, including any clawback or repayment obligations, will be governed by the provisions set forth in the Agreement.

Forward Looking Statements

Certain statements in this Report are not historical facts, including, without limitation, statements relating to the Agreement between the Company and Consultant, including the ability to carry out, and the timing and effectiveness of, the services contemplated by the Agreement, the issuance, exercisability and treatment of the Warrants, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “continues,” or similar expressions. Such statements are based upon the current beliefs and expectations of management of the Company. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties, including, among others: (1) the risk that the anticipated benefits of the Agreement may not be realized in a timely manner or at all; (2) the risk that the Consultant may not satisfactorily perform its obligations under the Agreement, resulting in the Warrants not becoming exercisable; (3) the risk of disputes or legal proceedings relating to the Agreement, which may result in significant costs of defense, indemnification, or liability; (4) the risk that the issuance of the Warrants or any related transactions may be delayed, prohibited, or require approvals that are not obtained; and (5) conditions beyond the Company’s control, including macroeconomic conditions, market volatility, or geopolitical events, that could affect the Company’s ability to implement its business strategies or realize the intended benefits of the Agreement. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Company’s public filings with the U.S. Securities and Exchange Commission from time to time, including the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2024. The Company’s shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pheton Holdings Ltd

Date: September 2, 2025	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

2